APPROVAL OF A CHANGE TO A NON-FUNDAMENTAL INVESTMENT POLICY
OF PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

	Mr. Blackburn noted that the reason the meeting had been called was to discuss a proposed change to a non-fundamental investment policy of PHY. Mr. Blackburn reminded the Board that PHY currently has an investment policy that prevents it from being able to purchase "equity securities," including common stocks, certain preferred stocks and depositary receipts, as well as warrants to purchase equity or other securities, if at the time of the investment, such purchase would cause the total value of such equity securities in PHY's portfolio to be greater than 10% of the value of the entire portfolio. Mr.
Blackburn noted that the current value of equity securities in PHY's portfolio amounts to over 14% of the value of the entire portfolio. He explained that PHY is not currently in violation of the investment policy pertaining to equity securities because at the time PHY's equity securities holdings were purchased, they amounted to less than 10% of the value of PHY's portfolio.
	Mr. Blackburn noted that this investment policy was adopted many years ago when PHY was first launched, and that in Highland's opinion the policy was too restrictive and should be expanded to be more consistent with current industry standards and competing funds. Mr. Blackburn stated that Highland recommended that the policy be amended to permit PHY to purchase equity securities, including common stocks, preferred stocks and depositary receipts, as well as warrants to purchase equity or other securities, if at the time of the investment, such purchase would not cause the total value of such equity securities in PHY's portfolio to be greater than 20% of the value of PHY's net assets (which for this purpose includes any borrowings for investment purposes) at the time of purchase. A discussion then ensued and Mr. Blackburn responded to questions and comments from the directors and counsel.
      Ms. Lowenbraun reminded the Board that the current investment policy regarding equity securities is "non-fundamental" meaning it can be amended by the vote of the Board without shareholder approval. After further discussion, upon motion duly made, seconded and unanimously carried, with a separate unanimous vote by the Independent
Directors, it was:

RESOLVED,  that based on information presented, and the
           recommendation made, by Highland Capital
           Management, L.P. ("Highland"), the investment adviser to Prospect Street High Income Portfolio ("PHY"), the Board of Directors of PHY hereby approves as being in the best interest of PHY and its shareholders an amendment to PHY's non-fundamental investment policy to allow PHY to invest up to 20% of its net assets (including for these purposes any borrowings for investment purposes) in equity securities, including common stocks, certain preferred stocks and depositary receipts, as well as warrants to purchase equity or other securities; and it is further

RESOLVED,  that the officers of PHY be, and hereby are,
           authorized and directed to take such other actions and execute and file with the proper regulatory and governmental agencies such other documents and instruments, if any, as they determine are necessary and proper, with advice of counsel, to give effect to the foregoing resolution.